Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Innovate Biopharmaceuticals, Inc. (“we,” “us,” “our,” the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common stock.

The following description of our common stock is a summary, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”), our amended and restated certificate of incorporation (“Certificate of Incorporation”), and our amended and restated bylaws (“Bylaws”). Copies of our Certificate of Incorporation and our Bylaws are incorporated by reference as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the DGCL for additional information.

General

The Company’s authorized capital stock consists of 360,000,000 shares of capital stock, par value $0.0001 per share, of which 350,000,000 shares are common stock, par value $0.0001 per share, and 10,000,000 are preferred stock, par value $0.0001 per share.

Common Stock

The holders of our common stock (i) have equal ratable rights to dividends from funds legally available therefore when, as and if declared by our Board of Directors; (ii) are entitled to share in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have preemptive, subscription or conversion rights and no redemption or sinking fund provisions or rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote, meaning that the holders of 50.1% of our outstanding shares of common stock, voting for the election of directors, can elect all of the directors to be elected, and in such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

The Certificate of Incorporation authorizes our Board of Directors to issue preferred stock in one or more classes or one or more series within any class from time to time. The voting powers, designations, preferences, qualifications, limitations, restrictions and other rights of our preferred stock will be determined by our Board of Directors at that time.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of the DGCL

General. Our Certificate of Incorporation contains provisions that could have an anti-takeover effect, including provisions that:

•
grant our Board of Directors the authority to issue up to 10,000,000 shares of preferred stock and fix the price, rights, preferences, privileges and restrictions of such preferred stock without any further vote or action by our stockholders;

•	provide for a classified board of directors;

•	provide that vacancies on the board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	eliminate cumulative voting in the election of directors;

•
prohibit director removal without cause and only allow removal with cause, and allow amendment of certain provisions of our Certificate of Incorporation and our Bylaws only, in the case of such removal with cause or amendment, by the vote of the holders of at least two-thirds of all then-outstanding shares of our common stock;

•	grant our board of directors the exclusive authority to increase or decrease the size of the board of directors;

•	permit stockholders to only take actions at a duly called annual or special meeting and not by written consent;

•	prohibit stockholders from calling a special meeting of stockholders; and

•	authorize our board of directors, by a majority vote, to amend the Bylaws.

Our Bylaws also contain provisions that could have an anti-takeover effect, including provisions that require that stockholders give advance notice to nominate directors or submit proposals for consideration at stockholder meetings.

Exclusive Forum. Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Company to the Company or our stockholders, creditors or other constituents, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws, (iv) any action to interpret, apply, enforce or determine the validity of our Certificate of Incorporation or Bylaws or (v) any action asserting a claim governed by the internal affairs doctrine; in each case, subject to the Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein; provided that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Although our Certificate of Incorporation and our Bylaws include these provisions, it is possible that a court could rule that such provisions are inapplicable or unenforceable.

DGCL Section 203. We are subject to the anti-takeover provisions of Section 203 of the DGCL, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for our common stock, including transactions that may be in your best interests. These provisions may also prevent changes in our management or limit the price that certain investors are willing to pay for our common stock.

Listing on the Nasdaq Capital Market

Our common stock is listed on the Nasdaq Capital Market under the symbol “INNT.”